

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

R. Daniel Boss
Executive Vice President
Enterprise Products Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, TX 77002

> **Re: Enterprise Products Partners L.P.**
>   **Form 10-K for the Year Ended December 31, 2021**
>   **Filed February 28, 2022**
>   **File No. 001-14323**

Dear Mr. Boss:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation